# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Red River Bancshares, Inc., CIK 0001071236
CUSIP: 75686R202
Title of class of securities: Common stock, no par value per share
Address of issuer's principal executive offices: 1412 Centre Court Drive, Suite 301, Alexandria, Louisiana (LA), 71301
Date of event which requires filing of this statement: 08/07/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001770100-25-000008
Filed by CIK 0001770100

## Reporting persons
- Simeon A. Thibeaux: type of reporting person: individual (IN); citizenship or place of organization: Louisiana (LA); sole voting power 433,646; shared voting power 302,411; sole dispositive power 433,646; shared dispositive power 302,411; aggregate amount beneficially owned 736,057 (11.2% of the class)
  Comment: Shares identified as subject to sole voting power (line 5) and sole dispositive power (line 7) consist of 266,407 shares of Common Stock held of record by the John Charles Simpson Jr. Trust ("JCSJ Trust") and 167,239 shares of Common Stock held of record by the Angela Katherine Simpson Trust ("AKS Trust"). The Reporting Person is the sole trustee of each of the JCSJ Trust and the AKS Trust. Shares identified as subject to shared voting power (line 6) and shared dispositive power (line 8) are held by S3 Dynamics, L.P. The sole general partner of S3 Dynamics, L.P. is S3 Management, L.L.C., which has management authority over S3 Dynamics, L.P., and Mr. Thibeaux is one of three managers of S3 Management, L.L.C. Mr. Thibeaux is also the trustee or an investment advisor of trusts owning approximately 95% of the limited partnership interests in S3 Dynamics, L.P.

## Item 1. Issuer
Name of issuer: Red River Bancshares, Inc.
Address of issuer's principal executive offices: 1412 Centre Court Drive, Suite 301, Alexandria, LA, 71301

## Item 2. Person Filing
Name of person filing: Simeon A. Thibeaux
Address of principal business office or, if none, residence: 1412 Centre Court Drive, Suite 301, Alexandria, LA 71301
Citizenship: State of Louisiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 736,057
Percent of class: 11.2
Sole power to vote or to direct the vote: 433,646 Consists of 266,407 shares of Common Stock held of record by the John Charles Simpson Jr. Trust ("JCSJ Trust") and 167,239 shares of Common Stock held of record by the Angela Katherine Simpson Trust ("AKS Trust"). The Reporting Person is the sole trustee of each of the JCSJ Trust and the AKS Trust.
Shared power to vote or to direct the vote: 302,411 Shares are held by S3 Dynamics, L.P. The sole general partner of S3 Dynamics, L.P. is S3 Management, L.L.C., which has management authority over S3 Dynamics, L.P., and Mr. Thibeaux is one of three managers of S3 Management, L.L.C. Mr. Thibeaux is also the trustee or an investment advisor of trusts owning approximately 95% of the limited partnership interests in S3 Dynamics, L.P.
Sole power to dispose or to direct the disposition: 433,646 Consists of 266,407 shares of Common Stock held of record by the JCSJ Trust and 167,239 shares of Common Stock held of record by the AKS Trust. The Reporting Person is the sole trustee of each of the JCSJ Trust and the AKS Trust.
Shared power to dispose or to direct the disposition: 302,411 Shares are held by S3 Dynamics, L.P. The sole general partner of S3 Dynamics, L.P. is S3 Management, L.L.C., which has management authority over S3 Dynamics, L.P., and Mr. Thibeaux is one of three managers of S3 Management, L.L.C. Mr. Thibeaux is also the trustee or an investment advisor of trusts owning approximately 95% of the limited partnership interests in S3 Dynamics, L.P.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Simeon A. Thibeaux: /s/ Simeon A. Thibeaux, Simeon A. Thibeaux (08/08/2025)